Exhibit 4.1

SECOND SUPPLEMENTAL INDENTURE

SECOND SUPPLEMENTAL INDENTURE, dated as of April 30, 2007 (this “Second Supplemental Indenture”), by and between Edison Mission Energy, a Delaware corporation (the “Company”), and The Bank of New York, a New York banking corporation, as Trustee (the “Trustee”) to the Indenture (as defined below).

W I T N E S S E T H:

WHEREAS, the Company and the Trustee have heretofore executed and delivered the Indenture, dated as of June 28, 1999, as supplemented by the First Supplemental Indenture, dated as of June 28, 1999, between the Company and the Trustee (as amended and supplemented, the “Indenture”), pursuant to which the Company has $600 million aggregate principal amount of 7.73% Senior Notes due 2009 (the “Notes”) outstanding;

WHEREAS, Section 7.2 of the Indenture provides that the Company and the Trustee may, with certain exceptions, amend the Indenture, the Notes and the rights of the Holders (as defined in the Indenture)of the Notes with the consent of the Holders  of a majority in principal amount of the Notes then outstanding (the “Requisite Consents”);

WHEREAS, the Company has distributed an Offer to Purchase and Consent Solicitation Statement, dated as of April 17, 2007 (the “Solicitation Statement”), to the Holders of the Notes in connection with certain proposed amendments to the Indenture as described in the Solicitation Statement (the “Proposed Amendments”);

WHEREAS, the Holders of at least a majority of the outstanding principal amount of the Notes have duly consented to the Proposed Amendments;

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company to authorize and approve the Proposed Amendments; and

WHEREAS, the execution and delivery of this Second Supplemental Indenture have been duly authorized by all necessary corporate action on the part of the Company and all conditions and requirements necessary to make this instrument a valid and binding agreement have been duly performed and complied with.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree, for the equal and ratable benefit of the Holders of the Notes, as follows:

ARTICLE I - AMENDMENTS

Section 1.1.   Amendments to the Definitions in the Indenture and the Notes.

(a)           Upon the effective date of this Second Supplemental Indenture (i) certain definitions in the Indenture shall be deemed deleted when references to such definitions would be eliminated as a result of the amendments described herein, (ii) cross-references to provisions in the Indenture that have been deleted as a result of the Proposed Amendments shall be deemed deleted, and (iii) certain other changes to the Indenture of a technical or conforming nature shall be deemed made to the extent necessary to reflect the deletion of the provisions described herein.

(b)           Any definitions used exclusively in the provisions of the Notes that are hereby deleted, and any definitions used exclusively within such definitions, are hereby deleted in their entirety from the Notes, and all references in the Notes to paragraphs, Sections, Articles or other terms or provisions of the Indenture that have been otherwise deleted pursuant to this Second Supplemental Indenture are hereby deleted in their entirety or revised to conform herewith, as the case may be.

Section 1.2.   Amendments to Article 3 — Covenants of the Company and the Trustee.  The following Sections of the Indenture, and any corresponding provisions in the Notes, are hereby deleted in their entirety and replaced with “Intentionally Omitted.”:

Existing Section Number	Caption
Section 3.4	Reports by the Company
Section 3.5	Restrictions on Liens
Section 3.6	Maintenance of Corporate Existence
Section 3.7	Taxes

Section 1.3.   Amendments to Article 8 — Merger, Consolidation, Sale, Lease or Conveyance.   The following Sections of the Indenture, and any corresponding provisions in the Notes, are hereby deleted in their entirety and replaced with “Intentionally Omitted.”:

Existing Section Number	Caption
Section 8.1	Covenant Not to Merge, Consolidate, Sell, Lease or Transfer Assets Except Under Certain Conditions
Section 8.2	Successor Corporation Substituted
Section 8.3	Opinion of Counsel to Trustee; Officers’ Certificate

Section 1.4.   Amendments to Article 4 — Events of Default and Remedies of the Trustee and Noteholders.   Section 4.1 of the Indenture is hereby amended by deleting paragraphs (c) and (e) thereof. The remaining paragraphs are lettered accordingly.

ARTICLE II- MISCELLANEOUS

Section 2.1.   Execution of Supplemental Indenture.   This Second Supplemental Indenture is executed and shall be constructed as an indenture supplement to the Indenture and, as provided in the Indenture, this Second Supplemental Indenture forms a part thereof.

Section 2.2.   Indenture Remains in Full Force and Effect.   Except as supplemented by this Second Supplemental Indenture, all provisions in the Indenture and the Notes shall remain in full force and effect.

Section 2.3.   Effect and Operation of Supplemental Indenture.   This Second Supplemental Indenture shall be effective and binding immediately upon its execution by the Company and the Trustee (so long as the Requisite Consents have been received) but, notwithstanding anything in the Indenture or this Second Supplemental Indenture to the contrary, the amendments to the Indenture set forth in Section 1.1 through Section 1.4 of this Second Supplemental Indenture shall not become operative unless and until the Notes tendered in connection with the Solicitation Statement are accepted for purchase by the Company (the time at which the tendered Notes are so accepted for purchase, the “Acceptance Time”) and the Indenture will remain in effect in its current form until such amendments become operative.  If the offer and consent solicitation set forth in the Solicitation Statement is terminated, withdrawn or otherwise not completed, this Second Supplemental Indenture will have no force or effect, and the amendments to the Indenture set forth in Section 1.1 through Section 1.4 of this Second Supplemental Indenture will not become operative.

Section 2.4.   References to Supplemental Indenture.   Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Second Supplemental Indenture may refer to the Indenture without making specific reference to this Second Supplemental Indenture, but nevertheless all such references shall include this Second Supplemental Indenture unless the context requires otherwise.

Section 2.5.   Conflict with Trust Indenture Act.   The Company will comply with the provisions of the TIA.  If any provision of this Second Supplemental Indenture limits, qualifies or conflicts with any provision of the TIA that is required under the TIA to be part of and govern any provision of this Second Supplemental Indenture, the provision of the TIA shall control.  If any provision of this Second Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this Second Supplemental Indenture, as the case may be.

Section 2.6.   Severability.   If any court of competent jurisdiction shall determine that any provision in this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.7.   Terms Defined in the Indenture.   All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Indenture.

Section 2.8.   Headings.   The Article and Section headings of this Second Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Second Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 2.9.   Benefits of Second Supplemental Indenture.   Nothing in this Second Supplemental Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Notes any benefit of any legal or equitable right, remedy or claim under the Indenture, this Second Supplemental Indenture or the Notes.

Section 2.10.   Successors.   All agreements of the Company in this Second Supplemental Indenture shall bind its successors.  All agreements of the Trustee in this Second Supplemental Indenture shall bind its successors.

Section 2.11.   Concerning the Trustee.   The recitals contained herein and in the Notes, except with respect to the Trustee’s certificates of authentication, shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same.  The Trustee makes no representations as to the validity or sufficiency of this Second Supplemental Indenture or of the Notes.

Section 2.12.   Certain Duties and Responsibilities of the Trustee.   In entering into this Second Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture and the Notes relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

Section 2.13.   Counterparts.   This Second Supplemental Indenture may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

Section 2.14.   GOVERNING LAW.   THIS SECOND SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 2.15.   Confirmation.   Each of the Company and the Trustee hereby confirms and reaffirms the Indenture in every particular except as amended and supplemented by this Second Supplemental Indenture.  The Company expressly reaffirms and confirms its obligation to indemnify the Trustee in connection with the Indenture and this Second Supplemental Indenture in accordance with Section 5.6 of the Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed by their respective officers thereunto duly authorized as of the date first above written.

EDISON MISSION ENERGY

By:	/s/ Steven D. Eisenberg
Name: Steven D. Eisenberg
Title: Vice President

THE BANK OF NEW YORK

By:	/s/ Alexander Pabon
Name: Alexander Pabon
Title: Assistant Vice President